UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2007
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: June 27, 2007

(English Translation of the Notice of the Result of the 95th Ordinary General Meeting
of Shareholders Originally Issued in Japanese Language)
MAKITA CORPORATION
(Stock code: 6586)
June 27, 2007
To the Shareholders of
MAKITA CORPORATION
Notice of the Result of the 95th Ordinary General Meeting of Shareholders
     We would like to inform you that the following reports and resolutions were made at the 95th Ordinary General Meeting of Shareholders held on June 27, 2007.
Masahiko Goto
President
MAKITA CORPORATION
3-11-8, Sumiyoshi-cho, Anjo,
Aichi Prefecture, 446-8502, Japan
Description
Items reported

1.	The Business Report, Consolidated Financial Statements for the 95th term (from April 1, 2006 to March 31, 2007) and the Audit Reports on such Consolidated Financial Statements by the Accounting Auditors and the Board of Statutory Auditors

2.	The Non-consolidated Financial Statements for the 95th term
Items resolved

No.1	Appropriations of Surplus

This item was approved as proposed. It was decided that cash dividends be paid at 55 yen per share, total amount of 7,903,570,345 yen.

No.2	Election of fifteen Directors

Messrs. Masahiko Goto, Masami Tsuruta, Yasuhiko Kanzaki, Kenichiro Nakai, Tadayoshi Torii, Tomoyasu Kato, Kazuya Nakamura, Shiro Hori, Tadashi Asanuma, Hisayoshi Niwa, Zenji Mashiko and Motohiko Yokoyama were reelected and Messrs. Toshio Hyuga, Shinichiro Tomita and Tetsuhisa Kaneko were newly elected as Directors, and each of them assumed their respective offices.

Mr. Motohiko Yokoyama is an Outside Director.

No.3	Election of one Statutory Auditor

Mr. Masafumi Nakamura was elected as a Statutory Auditor and assumed his office. He is an Outside Statutory Auditor.

No.4	Election of one Supplementary Statutory Auditor

Mr. Masayoshi Ishikawa was reelected as a Supplementary Outside Statutory Auditor.

No.5	Payment of Bonus to Directors

This item was approved as proposed that the Company should pay directors bonuses to twelve Directors excluding Mr. Motohiko Yokoyama, an Outside Director, among thirteen Directors as of end of the term, in the amount of 122 million yen.
     At the Meeting of the Board of Directors held after this Shareholders’ Meeting, Representative Director and Directors with special title were elected as follows, and each of them assumed their respective offices.

President (Representative Director)	Masahiko Goto
Managing Director	Masami Tsuruta
Managing Director	Yasuhiko Kanzaki